

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via E-mail
Roger A. Mobley
AB&T Financial Corporation
Executive Vice President and Chief Financial Officer
292 W. Main Avenue
Gastonia, North Carolina 28052

>   **Re:**   **AB&T Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2011**
>   **Filed May 16, 2011**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2011**
>   **Filed August 15, 2011**
>   **File No. 053249**

Dear Mr. Mobley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 4. Loan Receivable, page 35

1. Please tell us and revise future filings to address the following related to your restructured loans:

- Disclose how you measure impairment on your restructured loans;
- Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;
- Tell us whether you modified any loans that were not accounted for as TDRs. If so, tell us how you determined that they should not be classified as a TDR. Disclose the amount of loans modified and not accounted for as TDRs during each period presented; and
- Tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.

Form 10-Q for the Period Ended June 30, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 6. Fair Value Measurements, page 9

2. We note all of your available-for-sale investments measured at fair value are classified as Level II assets. Please tell us and revise future filings to disclose how you determine the fair value of these investments. At a minimum disclose:

- Whether you use a pricing service and if so, the procedures you performed to validate the valuations you obtained to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures, and to ensure that you properly classified these assets in the fair value hierarchy; and
- If you do not use a pricing service, revise to disclose the assumptions and methodologies that you use.

3. Please tell us and revise future filings to disclose how often you obtain updated appraisals for impaired loans and OREO and describe in detail any adjustments you make to the appraised values and the facts and circumstances related to the adjustments.

Note 9. Loan Portfolio Acquisition, page 18

4. We note you recorded a discount on purchased loans of $1,002,136 acquired in the loan "swap" transaction. Please tell us and disclose in future filings, the reason for the discount and the accounting treatment you applied to the purchased loans.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Elements in Loan Portfolio, page 21

5. Please tell us in detail and revise future filings to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

6. We note the significant increase in impaired loans from December 31, 2010 to June 30, 2011, especially in impaired loans with no allowance. Please tell us revise future filings to provide an analysis of this trend and to specifically explain the reasons so many of the impaired loans did not required a specific allocation of the allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Sharon M. Blume

Sharon Blume
Assistant Chief Accountant